

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Sujal Patel
Chief Executive Officer
Isilon Systems, Inc.
3101 Western Ave
Seattle, WA 98121

     Re: Isilon Systems, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 5, 2010
            File No. 001-33196

Dear Mr. Patel:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Matthew Crispino
                    Staff Attorney